1
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       ADELPHIA COMMUNICATIONS CORPORATION

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                   006848 10 5

                                 (CUSIP Number)

                         Carl E. Rothenberger, Jr., Esq.
                                One Oxford Centre
                          301 Grant Street, 20th Floor
                            Pittsburgh, PA 15219-1410
                              Phone: (412) 562-8826

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 7, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        006848 10 5

         (1) Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                  John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, Ellen K. Rigas, and Daniel R. Milliard (collectively, the "Limited Purpose Group")

         (2)      Check the Appropriate Box if a Member of a Group    (a)
                                                                      (b)X

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  The members of the Limited Purpose Group are citizens of the United States of America.

Number of        (7)     Sole Voting Power                    24,770,157 Shares
 Shares
Beneficially     (8)     Shared Voting Power                   2,399,151 Shares
 Owned by
  Each           (9)     Sole Dispositive Power                             0**
Reporting
Person With     (10)    Shared Dispositive Power                            0**

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    27,169,308**

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            68.0%

         (14)     Type of Reporting Person (See Instructions)
                                                            00

         **See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  John J. Rigas                       (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group     (a)X **
                                                                        (b)
                  **Solely with respect to voting for the election of directors.
                    See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization United States of America

Number of           (7)     Sole Voting Power                 5,856,755 Shares
 Shares
Beneficially        (8)     Shared Voting Power              21,312,553 Shares
 Owned by
  Each              (9)     Sole Dispositive Power            5,856,755 Shares
Reporting
Person With        (10)    Shared Dispositive Power          16,346,013 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  22,202,768 (which includes 97,949 shares beneficially owned by Dorellenic and 13,849,913 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which John J. Rigas is a general partner, and 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares X
                  Excludes 4,966,540 shares beneficially owned by other members of the Limited Purpose Group for which John J. Rigas has the right by agreement to direct the vote for the election of directors and as to which shares he disclaims beneficial ownership.***

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            63.4%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Michael J. Rigas                    (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group    (a)X **
                                                                      (b)
**Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

Number of            (7)     Sole Voting Power
 Shares                      0--for election of directors only.
Beneficially                 1,818,221--for all other voting purposes (see Item
                             5).
 Owned by
  Each              (8)     Shared Voting Power
Reporting                   17,417,534--for election of directors only.
 Person                     15,599,313--for all other voting purposes
  With                      (see Item 5).

                    (9)     Sole Dispositive Power
                            1,818,221

                   (10)     Shared Dispositive Power
                            16,346,013

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  18,164,234 (which includes 97,949 shares beneficially owned by Dorellenic and 13,849,913 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Michael J. Rigas is a general partner, and 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            58.5%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Timothy J. Rigas                    (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group      (a)X **
                                                                        (b)
**Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

         Number of            (7)    Sole Voting Power
          Shares                     0--for election of directors only.
        Beneficially                 1,818,221--for all other voting purposes
          Owned by                   (see Item 5).
            Each              (8)    Shared Voting Power
         Reporting                   17,417,534--for election of directors only.
           Person                    15,599,313--for all other voting purposes
            With                     (see Item 5).
                              (9)    Sole Dispositive Power
                                     1,818,221

                              (10)   Shared Dispositive Power
                                     16,346,013

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  18,164,234 (which includes 97,949 shares beneficially owned by Dorellenic and 13,849,913 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Timothy J. Rigas is a general partner, and 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            58.5%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  James P. Rigas                      (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group      (a)X **
                                                                        (b)
**Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

         Number of            (7)    Sole Voting Power
          Shares                     0--for election of directors only.
        Beneficially                 1,053,685--for all other voting purposes
          Owned by                   (see Item 5).
            Each              (8)    Shared Voting Power
         Reporting                   16,652,990--for election of directors only.
           Person                    15,599,313--for all other voting purposes
            With                     (see Item 5).
                              (9)    Sole Dispositive Power
                                     1,053,685

                              (10)   Shared Dispositive Power
                                     16,346,013

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  17,399,698 (which includes 97,949 shares beneficially owned by Dorellenic and 13,849,913 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which James P. Rigas is a general partner, and 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            57.4%

                  (14)Type of Reporting Person (See Instructions)
                                       IN

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Ellen K. Rigas                      (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group   (a)X **
                                                                     (b)
                  **Solely with respect to voting for the election of directors.
                    See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

         Number of            (7)    Sole Voting Power
          Shares                     0--for election of directors
           only.
        Beneficially                 275,413--for all other voting purposes
          Owned by                   (see Item 5).
            Each              (8)    Shared Voting Power
         Reporting                   14,223,275--for election of directors only.
           Person                    13,947,862--for all other voting purposes
            With                     (see Item 5).
                              (9)    Sole Dispositive Power
                                     275,413

                              (10)   Shared Dispositive Power
                                     13,947,862

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  14,223,275 (which includes 97,949 shares beneficially owned by Dorellenic and 13,849,913 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Ellen K. Rigas is a general partner).

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            48.2%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Ionian Communications, L.P.

         (2)      Check the Appropriate Box if a Member of a Group      (a)
                                                                        (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                       BK

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of            (7)     Sole Voting Power                   0
           Shares
        Beneficially          (8)     Shared Voting Power           940,000
          Owned by
            Each              (9)     Sole Dispositive Power              0
         Reporting
        Person With           (10)    Shared Dispositive Power      940,000

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       940,000

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             4.8%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Daniel R. Milliard                  (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group   (a)X **
                                                                     (b)
**Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

         Number of            (7)     Sole Voting Power            0 Shares
           Shares
        Beneficially          (8)     Shared Voting Power      1,000 Shares
          Owned by
            Each              (9)     Sole Dispositive Power       0 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power     0 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                           1,000

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             0%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Syracuse Hilton Head Holdings, L.P.

         (2)      Check the Appropriate Box if a Member of a Group     (a)
                                                                       (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of            (7)     Sole Voting Power                0 Shares
           Shares
        Beneficially          (8)     Shared Voting Power      1,458,151 Shares
          Owned by
            Each              (9)     Sole Dispositive Power           0 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power 1,458,151 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     1,458,151

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             7.4%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Doris Holdings, L.P.

         (2)      Check the Appropriate Box if a Member of a Group     (a)
                                                                       (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                      PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of         (7)     Sole Voting Power                  0 Shares
           Shares
        Beneficially       (8)     Shared Voting Power        1,458,151 Shares
          Owned by
            Each           (9)     Sole Dispositive Power             0 Shares
         Reporting
        Person With        (10)    Shared Dispositive Power   1,458,151 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     1,458,151

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             7.4%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Eleni Acquisition, Inc.

         (2)      Check the Appropriate Box if a Member of a Group     (a)
                                                                       (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of         (7)     Sole Voting Power                   0 Shares
           Shares
        Beneficially       (8)     Shared Voting Power         1,458,151 Shares
          Owned by
            Each           (9)     Sole Dispositive Power              0 Shares
         Reporting
        Person With        (10)    Shared Dispositive Power    1,458,151 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     1,458,151

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             7.4%

         (14)     Type of Reporting Person (See Instructions)
                                       CO

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland Holdings

         (2)      Check the Appropriate Box if a Member of a Group     (a)
                                                                       (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                      PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  Commonwealth of Pennsylvania

         Number of         (7)     Sole Voting Power                   0 Shares
           Shares
        Beneficially       (8)     Shared Voting Power        13,849,913 Shares
          Owned by
            Each           (9)     Sole Dispositive Power              0 Shares
         Reporting
        Person With        (10)    Shared Dispositive Power   13,849,913 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    13,849,913

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            47.5%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Iliad Holdings, Inc.

         (2)      Check the Appropriate Box if a Member of a Group     (a)
                                                                       (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                       BK

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of            (7)     Sole Voting Power                0 Shares
           Shares
        Beneficially          (8)     Shared Voting Power        940,000 Shares
          Owned by
            Each              (9)     Sole Dispositive Power           0 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power   940,000 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       940,000

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             4.8%

         (14)     Type of Reporting Person (See Instructions)
                                       CO

CUSIP No. 006848 10 5             SCHEDULE 13D
                                (AMENDMENT NO. 5)



                  This Schedule 13D Amendment No. 5 ("Amendment No. 5") relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, a Delaware corporation (the "Company"). This Amendment No. 5 amends and supplements the Schedule 13D previously filed with the Commission on May 27, 1988 (the "Original Schedule 13D"), as amended by amendments filed thereto through and including Amendment No. 4 thereto filed February 1, 1994 ("Amendment No. 4" and, collectively with the Original Schedule 13D and Amendments Nos. 1, 2 and 3 thereto, the "Schedule 13D Filings") by the Limited Purpose Group and the other filing parties thereto.

                  Because previously filed paper exhibits to Schedule 13D are not required to be restated electronically, previously filed exhibits to this
Schedule 13D are not being refiled with this Amendment No. 5.

                  The descriptions contained in this Amendment No. 5 of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended hereby, and incorporated by reference herein.


1.        SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, whose principal executive offices are located at Main at Water Street, Coudersport, Pennsylvania 16915. The shares of Class B Common Stock, par value $.01 per share, of the Company are convertible into shares of Class A Common Stock on a one-to-one basis. The Class A Common Stock is registered under the Securities Exchange Act of 1934 while Adelphia's Class B Common Stock, par value $.01 per share, has not been so registered.


2.        IDENTITY AND BACKGROUND

                  Ionian Communications, L.P. ("Ionian") is a Delaware limited partnership. The sole general partner of Ionian is Iliad Holdings, Inc., a Delaware corporation ("Iliad"). All of the individuals who are the executive officers, directors and controlling persons of Iliad are listed in Schedule A hereto. The principal business and office address of each of Ionian and Iliad is Main at Water Street, Coudersport, Pennsylvania 16915.

                  Syracuse Hilton Head Holdings, L.P. ("SHHH") is a Delaware limited partnership. The sole general partner of SHHH is Doris Holdings, L.P. ("Doris"), a Delaware limited partnership whose general partner is Eleni Acquisition, Inc. ("Eleni"). All of the individuals who are the executive officers, directors and controlling persons of Eleni are listed in Schedule A hereto. The principal business and office address of each of SHHH, Doris and Eleni is Main at Water Street, Coudersport, Pennsylvania 16915.

                  Highland Holdings ("Highland") is a Pennsylvania general partnership. All of the individuals who are the general partners of Highland include John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen K. Rigas, each of which is listed on Schedule A hereto. Daniel R. Milliard is no longer a general partner of Highland Holdings. The principal business and office address of Highland Holdings is Main at Water Street, Coudersport, Pennsylvania 16915.

                (a) See Schedule A attached hereto for each other person filing this Amendment No. 5.

                (b) See Schedule A for the residence or business address of each other person filing this Amendment No. 5.


3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                (a) On July 7, 1997,Highland purchased 80,000 shares of Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") from the Company, which shares have a liquidation preference of $1,000 per share and are convertible at any time at $8.48 per share into an aggregate of 9,433,960 shares of Class A Common Stock of the Company. The purchase price for such shares sold to Highland was $77,600,000, which was paid to the Company in cash and was provided by funds of Highland, capital contributions to Highland from its partners, and the remainder in loans from a subsidiary, Highland Video Associates, L.P., to Highland.

                 (b) Schedule B annexed hereto sets forth any other acquisitions of Class A Common Stock by the filing parties within the sixty days prior to the filing of this Amendment No. 5. Unless otherwise noted on such Schedule B, any such acquisitions were made on an individual basis for investment purposes in over-the-counter open market transactions and the source of the purchase price paid for each of these acquisitions was the respective personal funds of each of such persons.


4.        PURPOSE OF TRANSACTION

                  Highland acquired its 80,000 shares of Series C Preferred Stock, which are convertible into shares of Class A Common Stock, on July 7, 1997 for investment purposes and such shares form part of the Rigas family holdings of Common and Preferred Stock of the Company. The general partners of Highland were all filing persons prior to this Amendment No. 5.

                  The persons listed in Schedule A hereto (excluding Ellen K. Rigas), both prior to and after the above-referenced acquisition, served and continue to serve as directors and officers of the Company and in such capacities are involved generally in the Company's management, business and operations. The persons listed in Schedule A hereto, in their capacities as Class A and Class B stockholders, both prior to and after the above-referenced acquisitioon, had the power to elect seven of the eight members of the Company's Board of Directors pursuant to the Company's Certificate of Incorporation and the Stockholders' Agreement referenced in Items 6 and 7 herein.


5.        INTEREST IN SECURITIES OF THE ISSUER

                (a) Each of the persons listed in Schedule A hereto owns shares of Class A Common Stock (other than James P. Rigas) and shares of Class B Common Stock (other than Daniel R. Milliard) of the Company. Ionian (and Iliad) and SHHH (and Doris and Eleni) own only shares of Class A Common Stock and Highland owns shares of Class A Common Stock and Series C Preferred Stock. The Class B Common Stock and the Series C Preferred Stock owned by Highland and the persons on Schedule A is convertible into shares of Class A Common Stock and is therefore treated for purposes of this statement as beneficial ownership of shares of Class A Common Stock. Schedule C hereto sets forth, with respect to the Limited Purpose Group, each person listed in Schedule A, and Ionian (and Iliad), SHHH (and Doris and Eleni) and Highland, the aggregate number of shares of Class A Common Stock, and the percentage of outstanding Class A Common Stock, which may be deemed to be beneficially owned by the Limited Purpose Group, each such person and each such entity (in each case assuming that such person or entity alone converts all of his, her or its shares of Class B Common Stock or Series C Preferred Stock into shares of Class A Common Stock) as of the close of business on July 30, 1997. Each person listed in Schedule A disclaims beneficial ownership of shares of Class A and Class B Common Stock owned directly by other persons listed in Schedule A.

                (b) Schedule C sets forth with respect to the Limited Purpose Group, each person listed in Schedule A and Ionian (and Iliad), SHHH (and Doris and Eleni) and Highland the number of shares of Class A Common Stock which may be deemed to be beneficially owned by such persons as to which each person has
(i) the sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition; and (iv) shared power to dispose or to direct the disposition. The right of each person listed in Schedule A to dispose of any shares of Common Stock (as defined in Item 6 below) is subject to certain provisions of the Stockholders' Agreement filed under Item 7 and described in Schedule C. The right of Ionian to vote or dispose of any shares is subject to the Proxy Agreement filed under Item 7 and described in Schedule C.

                (c) Except as set forth in Items 3 and Schedule B hereto which are incorporated herein by reference, no filing person has effected any transaction in the Class A or Class B Common Stock during the past sixty (60) days.

                (d) Not applicable.

                (e) As of March 4, 1997, Daniel R. Milliard no longer had beneficial ownership of 5% or more of the Class A Common Stock.


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The 80,000 shares of Series C Preferred Stock were purchased by Highland from the Company pursuant to a Series C Preferred Stock Purchase Agreement dated June 22, 1997 ("Purchase Agreement") among Highland, the Company and Telesat Cablevision, Inc. ("Telesat"), in connection with which Telesat purchased 20,000 shares of Series C Preferred Stock from the Company on July 7, 1997. In connection with such transaction, Highland and Telesat entered into a supplemental letter agreement regarding certain buy/sell, voting and other rights with respect to Series C Preferred Stock prior to its conversion into Class A Common Stock. Highland, the Company and Telesat also entered into a Registration Rights Agreement with respect to the Series C Preferred Stock and the Class A Common Stock into which it may be converted. In addition, on July 7, 1997, Highland purchased 550,000 shares of Series A 13% Cumulative Exchangeable Preferred Stock ("Series A Preferred Stock") from the Company as part of a transaction in which 950,000 shares of Series A Preferred Stock were sold by the Company to the Initial Purchasers named in the purchase agreement with respect thereto, for resale to institutional investors. Such Series A Preferred Stock is not convertible into, and does not represent any beneficial ownership of, Class A Common Stock of the Company.


7.        MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.

         9. Series C Preferred Stock Purchase Agreement dated June 22, 1997 (incorporated herein by reference is Exhibit 10.06 to the Form 8-K of Adelphia Communications Corporation filed July 24, 1997 (Commission File No. 0-16014).

         10.. Registration Rights Agreement dated July 7, 1997 (incorporated herein by reference is Exhibit 10.04 to the Form 8-K of Adelphia Communications Corporation filed July 24, 1997 (Commission File No. 0-16014).

         11. Letter Agreement dated June 22, 1997, between Telesat and Highland (filed herewith).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 1997                                     /s/Michael J. Rigas
----------------------                            ------------------------------
Date                                              Signature


                                                  John J. Rigas, individually
                                                  and as a member of the Limited
                                                  Purpose Group by Michael J.
                                                  Rigas, Attorney-in-Fact
                                                  ------------------------------
                                                  Name/Title



July 30, 1997                                     /s/Michael J. Rigas
----------------------                            ------------------------------
Date                                              Signature



                                                  Michael J. Rigas, individually
                                                  and as a member of the Limited
                                                  Purpose Group
                                                  ------------------------------
                                                  Name/Title



July 30, 1997                                     /s/Michael J. Rigas
----------------------                            ------------------------------
Date                                              Signature



                                                  Timothy J. Rigas, individually
                                                  and as a member of the Limited
                                                  Purpose Group by Michael J.
                                                  Rigas, Attorney-in-Fact
                                                  ------------------------------
                                                  Name/Title



July 30, 1997                                     /s/Michael J. Rigas
----------------------                            ------------------------------
Date                                              Signature


                                                  James J. Rigas, individually
                                                  and as a member of the Limited
                                                  Purpose Group by Michael J.

                                                  Rigas, Attorney-in-Fact
                                                  ------------------------------
                                                  Name/Title


July 30, 1997                                     /s/Michael J. Rigas
----------------------                            ------------------------------
Date                                              Signature


                                                  Ellen K. Rigas, individually
                                                  and as a member of the Limited
                                                  Purpose Group by Michael J.
                                                  Rigas, Attorney-in-Fact
                                                  ------------------------------
                                                  Name/Title



July 30, 1997                                     /s/Michael J. Rigas
----------------------                            ------------------------------
Date                                              Signature



                                                  Daniel R. Milliard,
                                                  individually and as a member
                                                  of the Limited Purpose Group
                                                  by Michael J. Rigas,
                                                  Attorney-in-Fact
                                                  ------------------------------
                                                  Name/Title



July 30, 1997                                     IONIAN COMMUNICATIONS, L.P.
----------------------
Date

                                                  By: Iliad Holdings, Inc.,
                                                  General Partner


                                                  /s/ Michael J. Rigas
                                                  ------------------------------
                                                  Signature


                                                  Michael J. Rigas, Vice
                                                  President
                                                  ------------------------------
                                                  Name/Title

July 30, 1997                                     ILIAD HOLDINGS, INC.
----------------------
Date

                                                  /s/ Michael J. Rigas
                                                  ------------------------------
                                                  Signature


                                                  Michael J. Rigas, Vice
                                                  President
                                                  ------------------------------
                                                  Name/Title



July 30, 1997                                     SYRACUSE HILTON HEAD
----------------------                            HOLDINGS, L.P.
Date

                                                  By: Doris Holdings, L.P.,
                                                  General Partner

                                                  By: Eleni Acquisition, Inc.,
                                                  General Partner


                                                  By: /s/ Michael J. Rigas
                                                  ------------------------------
                                                  Signature


                                                  Michael J. Rigas, Vice
                                                  President
                                                  ------------------------------
                                                  Name/Title



July 30, 1997                                     DORIS HOLDINGS, L.P.
----------------------
Date

                                                  By: Eleni Acquisition, Inc.,
                                                  General Partner


                                                  By: /s/ Michael J. Rigas
                                                  ------------------------------
                                                  Signature


                                                  Michael J. Rigas, Vice
                                                  President
                                                  ------------------------------
                                                  Name/Title

July 30, 1997                                     ELENI ACQUISITION, INC.
----------------------
Date

                                                  By: /s/ Michael J. Rigas
                                                  ------------------------------
                                                  Signature


                                                  Michael J. Rigas, Vice
                                                  President
                                                  ------------------------------
                                                  Name/Title



July 30, 1997                                     HIGHLAND HOLDINGS
----------------------
Date

                                                  By: /s/ Michael J. Rigas
                                                  ------------------------------
                                                  Signature


                                                  Michael J. Rigas, Partner
                                                  ------------------------------
                                                  Name/Title

                                                  SCHEDULE A
                                                      TO
CUSIP No. 006848 10 5                            SCHEDULE 13D
                                               (AMENDMENT NO. 5)





                                                          Principal Occupation or Employment and Principal Business
Name and Business Address                                 and Address

John J. Rigas                                             Chairman, Chief Executive Officer and President
Main at Water Street                                      Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915

Michael J. Rigas                                          Executive Vice President
Main at Water Street                                      Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915

Timothy J. Rigas                                          Executive Vice President, Chief Financial
Main at Water Street                                        Officer and Treasurer
Coudersport, Pennsylvania 16915                           Adelphia Communications Corporation
                                                          Main at Water Street
                                                          Coudersport, Pennsylvania 16915

James P. Rigas                                            Executive Vice President
Main at Water Street                                      Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915

Ellen K. Rigas                                            Self-employed
Main at Water Street                                      Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915

Daniel R. Milliard                                        Senior Vice President and Secretary
Main at Water Street                                      Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915




                                                  SCHEDULE B
                                                      TO
CUSIP No. 006848 10 5                            SCHEDULE 13D
                                               (AMENDMENT NO. 5)








Name:John J. Rigas


Date of Acquisition     Amount of Class A Common Stock
                        Acquired (Disposed of)             Price Per Share         Aggregate Purchase Price
June 19,1997                        15                          $7.625                     $114.38
June 24, 1997                      (15)                          gift                        n/a



Name:  Michael J. Rigas


Date of Acquisition     Amount of Class A Common Stock
                        Acquired (Disposed of)             Price Per Share         Aggregate Purchase Price
June 5, 1997                        10                          $6.25                       $62.50
June 9, 1997                         5                          $7.50                       $37.50
June 18, 1997                      (15)                          gift                         n/a



                                                  SCHEDULE C
                                                      TO
CUSIP No. 006848 10 5                            SCHEDULE 13D
                                               (AMENDMENT NO. 5)






1.        AMOUNT BENEFICIALLY OWNED

                  LIMITED PURPOSE GROUP. The Limited Purpose Group is deemed to beneficially own 27,169,308 shares of the Class A Common Stock of the Company, which number includes 97,949 shares of Class A Common Stock beneficially owned by Dorellenic, a general partnership in which each of the members of the Limited Purpose Group except Daniel R. Milliard are the sole general partners, and 13,849,913 shares of Class A Common Stock beneficially owned or deemed beneficially owned by Highland, a general partnership in which each of the members of the Limited Purpose Group except Daniel R. Milliard are the sole general partners. This number also includes 700 shares of Class A Common Stock beneficially owned by Daniel R. Milliard jointly with his spouse and 300 shares of Class A Common Stock held of record by Daniel R. Milliard's spouse as trustee for Daniel R. Milliard's children. The shares held jointly or individually by Daniel R. Milliard's spouse are deemed to be beneficially owned by Daniel R. Milliard and are therefore included in the shares deemed beneficially owned by the Limited Purpose Group for purposes of this statement. Further, to the extent that the shares deemed beneficially owned by the other members of the Limited Purpose Group are deemed beneficially owned by John J. Rigas as discussed below, the shares that are held by Daniel R. Milliard's spouse individually and jointly with her husband are included in the shares deemed beneficially held by John J. Rigas for purposes of this statement. The Limited Purpose Group and each member of the Limited Purpose Group disclaims beneficial ownership of the shares of Class A Common Stock held of record by Daniel R. Milliard's spouse, as trustee for Daniel R. Milliard's children. In addition, each member of the Limited Purpose Group disclaims beneficial ownership of the shares of Class A and Class B Common Stock directly held by other members of the Limited Purpose Group or into which the shares of Class B Common Stock directly held by the other members of the Limited Purpose Group are convertible.

                  Each member of the Limited Purpose Group, as well as Dorellenic, is a party to a Stockholders' Agreement wherein they agreed that so long as they are the holders and beneficial owners in the aggregate of not less than 25% of the combined voting power of the issued and outstanding Common Stock, they shall vote their shares of Common Stock for the election of the directors designated by a majority of the voting power of the shares of Common Stock owned by them as a group. "Common Stock" is defined in the Stockholders' Agreement to include the Class A Common Stock and the Class B Common Stock and any class or series of any class of capital stock into which such shares shall be converted, and any other class or series of any class of capital stock of Issuer which has voting power of any nature. Accordingly, the members of the Limited Purpose Group are acting as a group only with respect to voting for the election of directors and not for the purpose of acquiring, disposing or otherwise voting such securities.

                  Since John J. Rigas has a majority of the voting power of the shares of Common Stock owned collectively by the Limited Purpose Group, he has the right by agreement to direct the vote of the shares held by the other members of the Limited Purpose Group but only with respect to the election of directors, and he has the right to consent to a sale of such shares by other members of the Limited Purpose Group.

                  The right of a party to the Stockholders' Agreement to dispose of shares of Common Stock listed in Item 5(b) and this Schedule C, in the absence of the consent of the holders of a majority of the voting power of the shares of Common Stock owned by the parties to the Stockholders' Agreement as a group, generally is subject to the pro rata right of first refusal of the other parties to the Stockholders' Agreement in the event of a contemplated Public Sale (as defined in the Stockholders' Agreement) and to a right of first refusal in the Company and the other parties to the Stockholders' Agreement in the event of a contemplated Private Sale (as defined in the Stockholders' Agreement) of any shares of Common Stock by any party thereto. The Stockholders' Agreement also mandates in certain circumstances that a decedent stockholder's estate offer to sell shares of Common Stock in such estate to the other surviving stockholders.

                  Neither Dorellenic nor Highland is included in the Schedule 13D Filings or this Amendment No. 5 as a member of the Limited Purpose Group since their respective share ownership is set forth as being beneficially owned by each of its general partners who are themselves members of the Limited Purpose Group and are reporting such ownership hereby.

                  Each of John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas (the "Sellers") is a party to the Proxy Agreement with Ionian, which gives each of the Sellers voting rights over certain of the 940,000 shares of Class A Common Stock held by Ionian and certain rights of first refusal over all such shares. Accordingly, shares held by Ionian over which each Seller has voting rights are reported as shares as to which such person shares voting rights with Ionian and each Seller reports shared dispositive power over the shares held by Ionian pursuant to the right of first refusal and the requirement of Sellers' consent to any other sale by Ionian. The Limited Purpose Group reports shared voting power over the shares held by Ionian.

                  John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas are shareholders, directors and officers of Eleni Acquisition, Inc., the general partner of Doris, which is the general partner of SHHH. As such, they share voting and investment control over the 1,458,151 shares of Class A Common Stock held by SHHH. Accordingly, the shares held by SHHH are reported as shares as to which such individuals and the Limited Purpose Group share voting power.

                  LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING PERSONS. John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, Ellen K. Rigas and Daniel R. Milliard are deemed to beneficially own 22,202,768, 18,164,234, 18,164,234, 17,399,698, 14,223,275 and 1,000 shares, respectively, of the Class A Common Stock of the Company, each of which amounts includes (except for those accorded to Daniel R. Milliard) 97,949 of the same shares of Class A Common Stock beneficially owned by Dorellenic, a general partnership in which the above-named individuals (except Daniel R. Milliard) are the sole general partners and 13,849,913 of the same shares beneficially owned or deemed beneficially owned by Highland, a general partnership in which all such individuals (except Daniel R. Milliard) are the sole general partners. In addition, John J. Rigas has the right by agreement to direct the vote for the election of directors of an additional 4,966,540 shares of the Class A Common Stock beneficially owned by the other members of the Limited Purpose Group (assuming such persons convert their Class B Common Stock into Class A Common Stock) which, for purposes of the Schedule 13D filings and this Amendment No. 5, gives John J. Rigas beneficial ownership of a total of 27,169,308 shares of Class A Common Stock.


2.        PERCENT OF CLASS

                  LIMITED PURPOSE GROUP. Based upon 39,982,812 shares of Class A Common Stock outstanding (which assumes the conversion of 10,846,544 shares of Class B Common Stock into Class A Common Stock by each of the members of the Limited Purpose Group and by Dorellenic, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,960 shares of Class A Common Stock by Highland Holdings), the Limited Purpose Group's beneficial ownership represents 68.0%.

                  LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING
                  PERSONS.

                  JOHN J. RIGAS: Based upon 35,019,272 shares of Class A Common Stock outstanding (which assumes the conversion of 5,883,004 shares of Class B Common Stock held of record by John J. Rigas and by Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,960 shares of Class A Common Stock by Highland Holdings), John J. Rigas' beneficial ownership represents 63.4%. In addition, John J. Rigas has the right by agreement to direct the vote for the election of directors of, and to consent to the private sale of, an additional 4,966,540 shares of Class A Common Stock beneficially owned by the other members of the Limited Purpose Group (assuming such persons converted their Class B Common Stock into Class A Common Stock) which, for purposes of the Schedule 13D Filings and this Amendment No. 5, increases John J. Rigas' beneficial ownership to 68.0%.

                  MICHAEL J. RIGAS AND TIMOTHY J. RIGAS: Based upon 31,052,238 shares of Class A Common Stock outstanding (which assumes respectively, for each individual, the conversion of 1,915,970 shares of Class B Common Stock held of record by such person and by Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,960 shares of Class A Common Stock by Highland

                  Holdings), each such individual's beneficial ownership represents 58.5%.

                  JAMES P. RIGAS: Based upon 30,287,902 shares of Class A Common Stock outstanding (which assumes the conversion of 1,151,634 shares of Class B Common Stock held of record by James P. Rigas and Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,960 shares of Class A Common Stock by Highland Holdings), James P. Rigas' beneficial ownership represents 57.4%.

                  ELLEN K. RIGAS: Based upon 29,508,030 shares of Class A Common Stock outstanding (which assumes the conversion of 371,762 shares of Class B Common Stock held of record by Ellen K. Rigas and by Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,960 shares of Class A Common Stock by Highland Holdings), Ellen K. Rigas' beneficial ownership represents 48.2%.

                  DANIEL R. MILLIARD: Based upon 19,702,308 shares of Class A Common Stock outstanding, Daniel R. Milliard's beneficial ownership represents 0.0%.

                  IONIAN COMMUNICATIONS, L.P. (AND, AS TO THE SAME SHARES, ILIAD HOLDINGS, INC.): Based on 19,702,308 shares of Class A Common Stock outstanding, Ionian's beneficial ownership represents 4.8%.

                  HIGHLAND HOLDINGS: Based on 29,136,268 shares of Class A Common Stock outstanding (which assumes the conversion of 80,000 shares of Series C Preferred Stock into 9,433,960 shares of Class A Common Stock by Highland Holdings), Highland's beneficial ownership represents 47.5%.

                  SYRACUSE HILTON HEAD HOLDINGS, L.P. (AND, AS TO THE SAME SHARES, DORIS HOLDINGS, L.P. AND ELENI ACQUISITION, INC.):
                  Based on 19,702,308 shares of Class A Common Stock outstanding, SHHH's beneficial ownership represents 7.4%.


3.        NUMBER OF SHARES AS TO WHICH SUCH PERSONS HAVE:

               (a)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                             LIMITED PURPOSE GROUP:                         24,770,157

                             LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL
                             REPORTING PERSONS:

                             John J. Rigas                                  5,856,755

                             Michael J. Rigas                               0 -- for election of directors
                                                                            1,818,221 -- for all other voting power purposes

                             Timothy J. Rigas:                              0 -- for election of directors
                                                                            1,818,221 -- for all other voting power purposes

                             James P. Rigas:                                0 -- for election of directors
                                                                            1,053,685 -- for all other voting power purposes

                             Ellen K. Rigas:                                0 -- for election of directors
                                                                            275,413 -- for all other voting power purposes

                             Daniel R. Milliard:                            0

                             Ionian Communications, L.P. (and Iliad         0
                             Holdings, Inc.)


                             Highland Holdings:                             0

                             Syracuse Hilton Head Holdings, L.P. (and       0
                             Doris Holdings, L.P. and Eleni Acquisition,
                             Inc.)


                                      -30-

               (b)    SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                             LIMITED PURPOSE GROUP:                         2,399,151

                              LIMITED PURPOSE GROUP MEMBERS AND
                             INDIVIDUAL REPORTING PERSONS:


                             John J. Rigas:                                 21,312,553

                             Michael J. Rigas:                              17,417,534 -- for the election of directors only
                                                                            15,599,313 -- for all other voting power purposes

                             Timothy J. Rigas:                              17,417,534 -- for the election of directors only
                                                                            15,599,313 -- for all other voting power purposes

                             James P. Rigas:                                16,652,990 -- for the election of directors only
                                                                            15,599,313 -- for all other voting power purposes

                             Ellen K. Rigas:                                14,223,275-- for the election of directors only
                                                                            13,947,862-- for all other voting power purposes

                             Daniel R. Milliard:                            1,000

                             Ionian Communications, L.P. (and Iliad         940,000
                             Holdings, Inc.):

                             Highland Holdings:                             13,849,913

                             Syracuse Hilton Head Holdings, L.P. (and       1,458,151
                             Doris Holdings, L.P. and Eleni Acquisition,
                             Inc.):


                                      -31-

               (c)    SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF:

                             LIMITED PURPOSE GROUP:                         0

                              LIMITED PURPOSE GROUP MEMBERS AND
                             INDIVIDUAL REPORTING PERSONS:


                             John J. Rigas:                                 5,856,755
                             Michael J. Rigas:                              1,818,221
                             Timothy J. Rigas:                              1,818,221
                             James P. Rigas:                                1,053,685
                             Ellen K. Rigas:                                275,413
                             Daniel R. Milliard:                            0
                             Ionian Communications, L.P. (and Iliad         0
                             Holdings, Inc.):

                             Highland Holdings:                             0

                             Syracuse Hilton Head Holdings, L.P. (and       0
                             Doris Holdings, L.P. and Eleni Acquisition,
                             Inc.):




                           See also Item 6 and this Schedule C for certain provisions governing the disposition of shares of Common Stock.


               (d)    SHARED POWER TO DISPOSE OR TO DIRECT DISPOSITION OF:

                             LIMITED PURPOSE GROUP:                         0

                              LIMITED PURPOSE GROUP MEMBERS AND
                             INDIVIDUAL REPORTING PERSONS:


                             John J. Rigas:                                 16,346,013
                             Michael J. Rigas:                              16,346,013
                             Timothy J. Rigas:                              16,346,013

                                      -32-

                             James P. Rigas:                                16,346,013
                             Ellen K. Rigas:                                13,947,862
                             Daniel R. Milliard:                            1,000
                             Ionian Communications, L.P. (and Iliad         940,000
                             Holdings, Inc.):

                             Highland Holdings:                             13,849,913

                             Syracuse Hilton Head Holdings, L.P             1,458,151
                             (and Doris Holdings, L.P. and Eleni
                             Acquisition, Inc.):






                           See also Item 6 and this Schedule C for certain provisions governing the disposition of shares of Common Stock.



                                                                    EXHIBIT 11



                                                   June 22, 1997


Telesat Cablevision, Inc.
11760 U.S. Highway One
Suite 600
N. Palm Beach, Florida  33408
Attention:  Leslie J. Gelber

         Re:      Series C Preferred Stock

Gentlemen:

         In connection with that certain Stock Purchase Agreement between and among Adelphia Communications Corporation ("Adelphia"), Telesat Cablevision, Inc. ("Telesat") and Highland Holdings (the "Private Company") of even date herewith (the "Stock Purchase Agreement"), it is our understanding that Telesat and the Private Company, in their capacities as holders of the shares of the Series C Cumulative Convertible Preferred Stock of Adelphia (the "Series C Preferred Stock") issued pursuant to the Stock Purchase Agreement (the "Shares"), have agreed to the following terms and conditions related to their interests in the Shares.

         1. Series C Directors. With respect to the right of a majority of holders of the outstanding shares of the Series C Preferred Stock to elect two directors (the "Series C Directors") to fill the Adelphia Board of Directors seats that would be created upon the occurrence of certain Voting Rights Trigger Events as such are described in Section 6(b) of Adelphia's Series C Preferred Stock Certificate of Designations (the "Certificate of Designations"), Telesat and the Private Company agree that for as long as Telesat has not sold, transferred, assigned (other than a sale, transfer or assignment to an Affiliate of Telesat) or converted more than 50% of the Shares it is purchasing pursuant to the Stock Purchase Agreement (the "Telesat Shares"): (a) the Private Company agrees to vote its Shares in favor of at least one Telesat Series C Director nominee for as long as Telesat and the Private Company together own a majority of the outstanding Shares and (b) Telesat and the Private Company will not vote to fill the second Series C Director seat; provided, however, that if the Private Company sells, transfers or assigns, , to one or more third parties that are not part of the Rigas Family (as defined below) more than 62.5% of the Shares which were initially issued to the Private Company (the "Company Shares"), the agreement contained in clause (b) shall have no further force or effect.

                  2. Right of Co-sale; Control Transfer.(a) At least 30 days prior to the Private Company making any Control Transfer, the Private Company (the "Transferring Shareholder") shall deliver a written notice (a "Sale Notice") to Telesat, which shall disclose in reasonable detail the proposed number of Company Shares to be transferred (the "Offered Shares"), the proposed terms and conditions of the Control Transfer and the identity of the prospective transferee(s) (if known) subject to any confidentiality terms agreed upon by the Transferring Shareholder and the prospective transferee(s). Telesat may elect to participate in the proposed Control Transfer by delivering written notice (the "Co-Sale Election") to the Transferring Shareholder(s) within 15 days after delivery of the Sale Notice.

                  (b) If Telesat elects to participate in such Control Transfer, then Telesat will be entitled to sell in such proposed Control Transfer, at the per Share price stated in the Sale Notice, up to that number of Shares equal to
(i) the Offered Shares, multiplied by (ii) a fraction, the numerator of which shall be the number of Shares then owned by Telesat, and the denominator of which shall be the number of Shares then owned by Telesat plus the number of Shares owned by the Transferring Shareholder; provided, that to the extent the Transferring Shareholder is required in accordance with the terms of the proposed Control Transfer to convert the Company Shares being sold into Class A Common Stock of Adelphia, par value $.01 per share ("Company Converted Class A Common Shares"), prior to the transfer, then Telesat shall also be required to convert prior to such transfer in order to participate in the Control Transfer; provided, further, that the formula previously set forth in this Section 2(b) shall be used to calculate the number of Shares to be converted (shares resulting from a conversion of Shares by Telesat to be referred to as "Telesat Converted Class A Common Shares") and that Telesat will be entitled to sell in the proposed Control Transfer. Except as expressly set forth in Sections 2(b) and 3(b) hereof, Telesat shall not have any co-sale rights pursuant to this Letter Agreement with respect to any Class A Common Stock that it holds as a result of the conversion of the Shares or otherwise.
                  (c) Telesat shall state in its Co-Sale Election the number of Telesat Shares or Telesat Converted Class A Common Shares, as applicable, it has elected to sell in the proposed Control Transfer. The Transferring Shareholder shall use its best efforts to obtain the agreement of the prospective transferee(s) to the participation of Telesat in any contemplated Control Transfer to the extent provided in the Co-Sale Election, and the Transferring Shareholder shall not effect a Control Transfer of any of the Company's Shares to any prospective transferee(s) if such transferee(s) will not permit participation by Telesat to the extent provided by this Section 2.

                  (d) For purposes of this Agreement, a "Control Transfer" means any single sale, transfer, assignment or other disposal or a related series thereof (whether with or without consideration and whether voluntarily or involuntarily or by operation of law, but excluding a bona fide pledge to secure indebtedness) or series of related sales, transfers, assignments or other disposals to a party that is not a member of the Rigas Family of at least 50% of the Company Shares initially issued to the Private Company; provided, however, that if a Sale Notice has been delivered with respect to a proposed Control Transfer and such Control Transfer is subsequently consummated, no subsequent transfers shall be deemed to be a Control Transfer.

         3. Right of Co-Sale; Change of Control. (a) At least 30 days prior to a proposed Change of Control, the Rigas Family shall deliver a written notice (a "Change of Control Notice") to Telesat, which shall disclose in reasonable detail the proposed transaction resulting in the Change of Control; provided that Telesat agrees to any confidentiality terms agreed upon by affected members of the Rigas Family and the prospective acquiror. If the Change of Control involves the sale, transfer or assignment of the Company Shares or Company Converted Class A Common Shares, Telesat may elect to participate in the proposed Change of Control by delivering written notice (the "Participation Election") to the affected members of the Rigas Family within 15 days after delivery of the Change of Control Notice.

                  (b) If Telesat elects to participate in such Change of Control, Telesat will be required to convert all of its Shares into Class A Common Stock in order to participate. Telesat will then be entitled to sell not less than all of the Telesat Converted Class A Common Shares at the price per share stated in the Change of Control Notice.

                  (c) The affected members of the Rigas Family shall use their best efforts to obtain the agreement of the prospective acquiror to the participation of Telesat in any contemplated Change of Control. To the extent it is not possible to obtain the agreement of the prospective acquiror, the Rigas Family or any member thereof, at Telesat's election,shall be required to purchase such Telesat Shares or Telesat Converted Class A Common Shares at the price stated in the Change of Control Notice (or, if no price is stated in such Change of Control Notice, at the greater of (i) Fair Market Value, and (ii) (x) if such purchase is to occur prior to August 1, 2000, at a price per share equal to the Liquidation Preference (as defined in the Certificate of Designations), or (y) if such purchase is to occur on or after August 1, 2000, at a price per share equal to the Applicable Redemption Price, as defined in the Certificate of Designations) or will not effect a Change of Control to the extent the Rigas Family or any member of thereof can control the occurrence such Change of Control.

         4. Voting of Shares. The Private Company hereby agrees that it shall vote the Company Shares which it holds in the manner directed by Telesat in connection with proposals requiring the consent of the holders of the Shares pursuant to Sections 6(f), (g) and (h) of the Certificate of Designations; provided, however, that the agreement contained in this Section 4 shall be of no further force or effect (a) upon the consummation of a Change of Control or a Control Transfer, or (b) in the event that Telesat sells, transfers, assigns or otherwise disposes of, or converts into Class A Common Stock, at least 50% of the shares of Series C Preferred Stock initially issued to Telesat.

         5.       Definitions.      For the purposes of this Letter Agreement,
the following terms shall have the meanings indicated:

                  (a) "Change of Control" means any occurrence resulting in (i) a P-person other than a member of the Rigas Family becoming the beneficial owner of more than 35% of the total voting power required to elect or designate for election a majority of Adelphia's Board of Directors and attaching to the then outstanding voting capital stock of Adelphia and (ii) no member of the Rigas Family at such time being the beneficial owner of more than 35% of the total voting power required to elect or designate for election a majority of Adelphia's Board of Directors and attaching to the then outstanding voting capital stock of Adelphia; provided, however, that if a Change of Control Notice has been delivered with respect to a proposed Change of Control and such Change of Control is subsequently consummated, no subsequent transfers shall be deemed to be a Control Transfer.

                  (b) "Immediate Family" means the spouse, child, grandchild, grandparent, lineal descendant or ancestor, mother, father, sister, brother, niece or nephew, (whether natural or adopted) of a specified Person or any spouse of the foregoing.

                  (c) "Person" means an individual, a partnership, a corporation, a business trust, a joint stock company, a group (within the meaning of Section 13(d) under the Securities Exchange Act of 1934, as amended), a trust, any unincorporated association, a joint venture, a governmental authority or any other entity of whatever nature.

                  (d) "Rigas Family" means John J. Rigas, Doris N. Rigas, Timothy J. Rigas, Michael J. Rigas, James P. Rigas, Ellen K. Rigas, any of the Immediate Family of any of them, any of the respective estates or lineal descendants of any such person, any trust created for the benefit of any such persons (so long as one or more of the foregoing persons is the controlling trustee) and, while and to the extent they are serving in such capacity, the executors, administrators or personal representatives of such persons, and any corporation, partnership or other person owned or controlled directly or indirectly by one or more members of the Rigas Family.

                  (e) "Fair Market Value" means the fair market value of the securities in question (i) as mutually agreed to by Telesat and the Private Company, or (ii) if no such agreement is reached within seven (7) days of Telesat's election as described above, as determined by an appraisal conducted by two independent appraisers, one selected by Telesat, and one by the Private Company; provided, however, that if either the Private Company or Telesat fails to choose an appraiser prior to fifteen (15) days after receiving notice of the other party's choice of an independent appraiser, such other party's choice of independent appraiser shall be the sole appraiser for purposes of this letter. In the event that such two appraisers are unable to agree on the Fair Market Value within thirty (30) days following their selection, they shall jointly appoint a third independent appraiser whose determination shall be issued within thirty (30) days thereafter and shall be final and binding. The Private Company and Telesat shall each bear the cost of the respective appraiser selected by them, and the cost of the appraisal conducted by a third appraiser shall be borne equally by the Private Company and Telesat.



         6. Assignment. Except as provided below, this Letter Agreement may not be assigned in whole or in part and shall not be binding upon transferees of the Shares, other than transferees who control, are controlled by or are under common control with either of the parties hereto ("Affiliates"). Either party may assign this Agreement to an Affiliate of such party ("Assignee"); provided however that such assignment shall not be effective until the Assignee delivers to the non-assigning party an executed assumption and undertaking pursuant to which the Assignee agrees to be bound by and perform all of the obligations of the assigning party.



         7. Counterparts. This Letter Agreement may be executed simultaneously in separate counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Letter Agreement. Delivery of executed signature pages by facsimile transmission shall constitute effective and binding execution and delivery of this Letter Agreement.

         8.       Governing Law.    This Letter Agreement shall be interpreted
and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to its choice of law provisions.

         9. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Letter Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by facsimile transmission (as evidenced by a confirmation mechanically produced simultaneously with the completion of such transmission), reputable express courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the Telesat and the Private Company and at the addresses and telecopy numbers set forth in the Stock Purchase Agreement, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. For the purpose of this notice provision, the Rigas Family shall be treated the same as the Private Company.

                  If the foregoing is also your understanding of our agreement, please sign, date and return a copy to us of this letter.


                                           Very truly yours,

                                           HIGHLAND HOLDINGS


                                           By:\s\ Michael J. Rigas
                                           Its:________________________________





ACCEPTED and AGREED TO, intending to be legally bound, as of this 7th day of July, 1997:



TELESAT CABLEVISION, INC.


By:/s/ L.J. Gelber
Its:___________________________